Eric D. Tanzberger
Senior Vice President / Chief Financial Officer

July 27, 2018

Mr. Robert S. Littlepage
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated July 3, 2018 related to Service Corporation International's Form 10-K for the Year ended December 31, 2017 filed February 14, 2018 and Form 10-Q for the Quarter ended March 31, 2018 filed April 26, 2018

File No. 001-06402

Dear Mr. Littlepage:

This letter responds to the comments that Service Corporation International (the “Company”, “our”, or “we”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated July 3, 2018 with respect to the above referenced filings.

We believe this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our responses are prefaced by the Staff's comments in bold text.

Form 10-Q For The Quarterly Period Ended March 31, 2018
Income Statement, page 5

1.
State separately on the face of your income statement net sales of tangible products and revenues from services, pursuant to 5-03(b)1 of Regulation S-X. Similarly, you should state separately cost of tangible goods sold and cost of services, pursuant to 5-03(b)2 of Regulation S-X.

We acknowledge your comment and, in our future filings and consistent with our Form 10-K, we will provide a table in the notes to the consolidated financial statements that reports revenues and costs of revenues in accordance with Rule 5-03(b) of Regulation S-X in the following format:

Three months ended March 31,
	20XY	20XX
(In thousands)
Property and merchandise revenue	$ xxx,xxx	$ xxx,xxx
Services revenue	xxx,xxx	xxx,xxx
Other revenue	xxx,xxx	xxx,xxx
Total revenue	$ xxx,xxx	$ xxx,xxx

Property and merchandise costs and expenses	$ xxx,xxx	$ xxx,xxx
Services costs and expenses	xxx,xxx	xxx,xxx
Overhead and other expenses	xxx,xxx	xxx,xxx
Total cost and expenses	$ xxx,xxx	$ xxx,xxx

2. Summary of Significant Accounting Policies
Funeral and Cemetery Operations, page 10

2.
Please explain to us your consideration of the guidance in ASC 606-10-55-36 - 55-40 when determining whether you are acting as a principle or as an agent when providing travel protection, certain memorialization merchandise, and personalized marker merchandise.

In assessing whether the Company is acting as a principal or an agent, we considered the following:

First, we identify the specific goods or services promised to the customer:

•
Travel protection is a product that provides shipment of remains to the servicing funeral home or cemetery of choice if the purchaser passes away outside of a certain radius of their residence. Our third party vendor contract with the consumer provides that the vendor will make travel arrangements for the deceased without any additional costs to the customer, upon occurrence of the contingency.

•	Memorialization merchandise and personalized marker merchandise are goods to be transferred to the customer either before or upon the time of need.

Second, we assess whether we control the specified good or service before it is transferred to the customer.

•Factors that indicate we do not have control of the travel protection product:
◦We are primarily responsible for selling the travel protection, not for providing the shipment.
◦We have no inventory risk.
•Factors that indicate we have control of the travel protection product:
◦We have sole discretion in establishing our selling price for travel protection.

•	Factors that indicate we have control of the memorialization merchandise and personalized marker merchandise:

◦
We are primarily responsible for providing the merchandise. There are multiple vendors who manufacture memorialization and marker merchandise and we can source, at our discretion, the product from a vendor of our choice. The customer is generally unaware of the selected vendor, but rather selects merchandise from a catalog of options that we resell from more than one vendor.

◦	We have sole discretion in establishing our selling price for the memorialization merchandise and personalized marker merchandise.

Based on the assessment above, we have determined that we are acting as an agent for the sale of travel protection and as the principal for the sale of memorialization merchandise and personalized marker merchandise.

3.
Please help us to understand the nature of your funeral and cemetery performance obligations. Tell us what merchandise and services you have combined with others for the purpose of determining your performance obligations and which merchandise and services you have treated as a separate performance obligation.

Our funeral and cemetery performance obligations include merchandise, services, and cemetery interment rights. Merchandise includes burial caskets and related accessories, urns and other cremation receptacles, casket and cremation memorialization products, flowers, travel protection, stone and bronze memorials, outer burial containers, and markers. Services include arranging and directing funeral services, use of funeral facilities and motor vehicles, removal, preparation, embalming, cremations, memorialization, visitations, catering, floral placement, graveside services, merchandise installations, and interments. Cemetery interment rights represent the customer's privilege to make interments exclusive of others.

Each individual piece of merchandise, service, and cemetery interment right is a separate performance obligation as they are distinct. The customer can benefit from each on its own and each can be transferred independently of any other obligation. Additionally, our promise to deliver each item is separately identifiable in the contract.

4.	With a view towards expanded policy disclosure, please explain to us how you determine total consideration on price guaranteed preneed contracts.

In future filings, we will expand our policy disclosure relating to how we determine total consideration. Generally, the additional disclosure will read as follows:

"Total consideration received for price guaranteed preneed contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third-parties, such as sales taxes. Additionally, pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a preneed basis may be required to be deposited into trust funds. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration."

Our contracts do not include any other variable consideration than the trust fund earnings described above, nor do they include any noncash consideration or consideration payable to the customer.

Accounting Standards Adopted in 2018
Revenue Recognition, page 12

5.
Regarding your insurance funded preneed contracts, please tell us if the beneficiary has committed to assign the benefits of the policy to you at the time of need. Also, please tell us if you transfer any merchandise or services prior to the time of need.

Generally, the policy holder has made a non-binding commitment to assign the benefits of the policy to us at the time of need. However, they are under no obligation to use our facilities or to actually assign the insurance proceeds to us. We do not transfer any merchandise or services under an insurance-funded preneed contract prior to the time of need.

9. Commitments and Contingencies
Litigation and Regulatory Matters, page 23

6.
We note with respect to each of the disclosed contingent liabilities you state that you cannot quantify your "ultimate liability". Refer to ASC 450-20-50-4 and note that you are required to disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please comply with this guidance and for each material matter supplementally:

•	explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure;

•	describe the specific factors that are causing the inability to estimate and tell us when you expect those factors will be alleviated; and

•	with respect to unclaimed funds subject to possible escheatment, tell us if you have systems and controls in place that allow for the identification and quantification of such funds.

We acknowledge that, pursuant to ASC 450-20-50-4, we are required to disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. In response to the Staff's comment, in future filings, we will disclose that a reasonable estimate of the probable loss or range of loss cannot be made, when applicable, in lieu of our current statement that we cannot quantify our ultimate liability.

We evaluate the status of each legal proceeding in which the Company is involved, to determine whether it is probable that a liability has been incurred and a reasonable estimate of possible loss or range of loss can be made under ASC 450-20-50-4. This robust review process is conducted quarterly, or more often as significant developments occur, and includes, among other things, an analysis of: (a) the relevant law and its application to the facts, (b) possible legal defenses and litigation strategies, (c) procedural status (including any rulings on the merits or determinations of liability), (d) potential settlement opportunities, (e) information obtained during settlement discussions, (f) whether a matter is an individual claim or a class action, (g) likely outcomes based on our experience with past similar litigation, and (h) the opinion or views of legal counsel and other advisors. If we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, we record the estimated loss and provide disclosure when material.

Many factors in our assessment require complex judgments about future events and projected outcomes that may prevent us from determining either the probability that a liability has been incurred or a reasonable estimate of the amount of a possible loss or range of loss, including, among others: (a) the nature of the litigation, claim, or assessment; (b) that the proceedings are in early stages; (c) the extent of discovery; (c) that the damages are indeterminate; (d) that there is uncertainty as to the outcome of pending appeals, motions, or settlements; (e) that there are significant factual issues to be resolved; and (f) that there are novel legal issues presented. We expect these factors to be alleviated as the proceedings mature.

With respect to unclaimed funds subject to possible escheatment, there are only ten states with escheatment laws specific to trust-funded preneed funeral contracts. The laws in each of these ten states are unique. As such, we have a process in place for those states based on each of those states specific laws to identify and quantify such funds.

With respect to the unclaimed property audit referenced in our Form 10-Q for the period ended March 31, 2018, this matter relates to states with general escheatment laws which provide that, when property has been “abandoned” for a specified period of time, it must be escheated and turned over to the state. The Company's view is that these laws do not sufficiently fit the preneed trust transactions because mere dormancy or lack of communication/activity in that scenario does not generally mean that the property owner has abandoned the property. While the customary abandonment tests may be well suited for bank accounts, checks, etc., they do not work well with preneed contracts because typically one would not expect any kind of ongoing activity or communication between the time payment in full has been made and the time of need.

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President and
Chief Financial Officer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP